SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29794; File No. 812-13855]

Curian Series Trust and Curian Capital, LLC; Notice of Application

September 19, 2011

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the

"Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act.

<u>Summary of Application</u>: The requested order would permit certain registered open-end

management investment companies to enter into and materially amend subadvisory agreements

without shareholder approval.

<u>Applicants</u>: Curian Series Trust ("Trust") and Curian Capital, LLC (the "Adviser").

<u>Filing Dates</u>: The application was filed on December 30, 2010, and amended on June 7, 2011

and September 16, 2011.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on October 14, 2011 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reasons for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, Curian Series Trust, 7601 Technology Way, Denver, CO 80237.

For Further Information Contact: Jaea F. Hahn, Senior Counsel at (202) 551-6870, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as a Massachusetts business trust and is registered under the Act as an open-end management investment company. The Trust is currently comprised of three separate series, Curian/PIMCO Total Return Fund, Curian/PIMCO Income Fund, and Curian/WMC International Equity Fund (the "Initial Funds"), each with its own distinct investment objectives, policies and restrictions. [1] Each Initial Fund currently employs an unaffiliated subadviser (each, a "Subadviser").

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[1]   Applicants also request relief with respect to future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser or its successors (included in the term "Adviser"); (b) uses the manager of managers structure described in the application ("Manager of Managers Structure"; and (c) complies with the terms and conditions of the application (together with the Initial Funds, the "Funds"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an applicant. If the name of any Fund contains the name of a Subadviser (as defined below), the name of the Adviser will precede the name of the Subadviser. For purposes of the requested order, "successor" is limited to any entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

2.   The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser serves as investment adviser to each Initial Fund under an investment advisory agreement ("Advisory Agreement") with the Trust. An Adviser will also serve as the investment adviser to any future Funds. Each Initial Fund's Advisory Agreement was approved by the Trust's board of trustees ("Board"), including a majority of trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust, the Adviser, or the Subadvisers ("Independent Trustees") and by that Fund's shareholders.

3.   Under the terms of the Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Initial Funds' business affairs and selecting the Initial Funds' investments in accordance with each Fund's investment objectives, policies and restrictions. For the investment advisory services that it provides to the Initial Funds, the Adviser receives the fee specified in the Advisory Agreement from each Fund. Under the Advisory Agreement, the Adviser may retain one or more subadvisers for the purpose of managing the investment of the assets of the Funds. Pursuant to this authority, the Adviser has entered into investment subadvisory agreements ("Subadvisory Agreements") with two Subadvisers to provide investment advisory services to the Initial Funds. Each Subadviser is and each future Subadviser will be registered as an investment adviser under the Advisers Act.   The Adviser will obtain for the Funds the services of one or more Subadvisers, evaluate and allocate assets to, and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. The Subadvisers are expected to be compensated directly by each Fund.[2]

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[2]   It is possible that, in the future, a Subadviser to a Fund may be compensated by the Adviser out of the advisory fees the Adviser receives from the Fund.

4.	Applicants request an order to permit the Adviser, subject to Board approval, to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval. The requested relief will not extend to any subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or the Adviser (other than by reason of serving as a subadviser to one or more of the Funds) ("Affiliated Subadviser").

Applicants' Legal Analysis:

1.	Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series company affected by a matter must approve such matter if the Act requires shareholder approval.

2.	Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision of the Act, or from any rule thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard for the reasons discussed below.

3.	Applicants state that the shareholders rely on the Adviser's experience to select one or more Subadvisers best suited to achieve the Fund's investment objectives. Applicants assert that, from the perspective of the investor, the role of the Subadvisers is substantially equivalent to that of the individual portfolio managers employed by the Adviser for Fund assets managed by the Adviser. Applicants contend that requiring shareholder approval of Subadvisory Agreements would impose costs and unnecessary delays on the Funds and may preclude the

Adviser and the Board from acting promptly when a change in Subadvisers would benefit a Fund. Applicants note that each Advisory Agreement and any subadvisory agreement with an Affiliated Subadviser will remain subject to the shareholder approval requirements of section 15(a) and rule 18f-2 under the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief shall be subject to the following conditions:

1. Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2. Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. In addition, each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and to recommend their hiring, termination and replacement.

3. Within 90 days of the hiring of a new Subadviser, shareholders of the affected Fund will be furnished all information about the new Subadviser that would be included in a proxy statement. To meet this condition, each affected Fund will provide shareholders with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act.

4.   The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.   The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets, and, subject to the review and approval by the Board, will: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or part of each Fund's assets; (c) allocate and, when appropriate, reallocate each Fund's assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

8.   No trustee or officer of the Trust or the Fund, or director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser except for: (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control

with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of

equity or debt of any publicly-traded company that is either a Subadviser or an entity that

controls, is controlled by, or is under common control with a Subadviser.

9.   For Funds that pay subadvisory fees directly from Fund assets, any changes to a

Subadvisory Agreement that would result in an increase in the total management and advisory

fees payable by a Fund will be required to be approved by the shareholders of that Fund.

10.   In the event that the Commission adopts a rule under the Act providing

substantially similar relief to that in the order requested in the application, the requested order

will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated

authority.

Elizabeth M. Murphy
Secretary